
Mail Stop 7010

November 16, 2007

Via U.S. mail

Ms. Charlene A. Ripley
Sr. Vice President, General Counsel and Secretary
Linn Energy, LLC
600 Travis Street, Suite 5100
Houston, Texas 77002

> **Re: Linn Energy, LLC**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed October 30, 2007**
> **File No. 333-146120**
>
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **File No. 0-51719**
>
> **Form 10-Q for the Quarterly Period Ended**
> **September 30, 2007**
> **Filed November 9, 2007**
> **File No. 0-51719**

Dear Ms. Ripley:

We have reviewed the response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-3

Risk Factors, page 1

As a result of the 38,350,470 units available for sale under this prospectus…, page 14

1.   We note your revised disclosure stating that you could be required to pay liquidated damages if you do not have a registration statement covering the units issued in June 2007 effective by November 13, 2007. You also refer to a registration statement that needed to be declared effective by 2/12/2007, which date also has passed. Please update your disclosure accordingly.

Selling Unitholders, page 47

2.   Please revise your footnotes 24 and 25 to indicate that Citigroup Global Markets, Inc. and Goldman Sachs & Co. are underwriters, rather than that they "may be deemed" underwriters.

Where You Can Find More Information, page 56

3.   We note your response to our previous comment 17 and reissue the comment. Specifically, please review your disclosure regarding the Forms 8-K filed on August 7, 2006 and August 15, 2006. It appears that both Forms 8-K were amended by Form 8-K/A filed on October 16, 2006, rather than October 12, 2006, as you made no filing with us on October 12, 2006.

Exhibit 5.1, Opinion of Counsel

4.   We note your response to our previous comment 18. Please obtain and file an opinion that makes clear that the registration statement relates to the resale of securities by selling unitholders.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations – Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 40

5.   We note your response to comment 20 from our letter dated October 17, 2007. Please explain in greater detail how the reported measure of general and administrative expenses per Mcfe assists the reader in understanding the

relationship between general and administrative expenses and your non-GAAP EBITDA measure.

6. Your response to prior comment 22 explains that your discussion focused on the underlying reasons for the volume increases. However, we still note you have not provided a detailed discussion on what amount or percentage of the increase in volumes is a result of acquisitions, drilling, improved recovery, etc., and to what extent such increases may be offset by other factors. Please expand your Management's Discussion and Analysis to breakdown and quantify the impact of each factor or element when you attribute changes in significant items to more than one factor or element. Please refer to FRC Section 501.04 for further guidance.

Non-GAAP Financial Measure, page 51

7. We note your response to prior comment 24, and the expanded disclosure in your registration statement to provide your historical cash distributions from the date of your initial public offering. We further note from your response to comment five that you believe you generate sufficient cash flow to fund your distributions, and that excess cash flow is used for on-going capital needs. You further indicate the draws from your credit facility at the time you pay distributions is a timing matter. Based on your response it continues to appear that your cash distributions have an impact on your liquidity and capital resources. Therefore, we re-issue prior comment 24.

8. If true, expand your disclosure to explain that absent borrowings, you would experience a shortfall in cash available to pay the minimum quarterly cash distribution amount.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 35

9. We note you paid premiums on derivative instruments of $257.1 million for the nine months ended September 30, 2007. Please expand your discussion to explain why you have incurred this amount of premiums, the extent to which you expect to pay premiums in future periods, and what impact these premiums have on your quarterly cash distributions.

Closing Comments

As appropriate, please amend your registration statement and Exchange Act filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Exchange Act, as appropriate, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jill Davis, Accounting Branch Chief, at (202) 551-3682 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with any engineering questions. Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
     T. Levenberg
     W. Wojciechowski
     R. Winfrey
     J. Madison

     Via facsimile
     Jeffery K. Malonson
     (713) 615-5627